December 3, 2010

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628 Attention: H. Christopher Owings Assistant Director

Re:
iGambit, Inc. (File No. 000-53862) (the “Company”)
Amendment No. 2 to Registration Statement on Form 10 - filed 9/13/10 (“Form 10”)
Amendment No. 1 to Form 10-K for the FYE 12/31/09 - filed 9/13/10 (“Form 10-K”)
Form 10-Q for the Quarter Ended 3/31/10 - filed 6/17/10 (“Form 10-Q”)
Form 10-Q for the Quarter Ended 6/30/ 10 – filed 8/16/2010 (“Form 10-Q”)

Dear Mr. Owings:

The purpose of this letter is to provide the Company’s responses to the October 6, 2010 Comment Letter (the “3rd Comment Letter”) to Mr. John Salerno, Chief Executive Officer of iGambit, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the 3rd Comment Letter.  For your convenience, we have restated the comments from the 3rd Comment Letter below followed by the Company’s responses.

General

COMMENT 1.
Please apply all comments relating to the Form 10 to your Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the fiscal period March 31, 2010, and Form 10-Q for the fiscal period ended June 30, 2010, as applicable.

Response:
The Company will file an amendment to the Form 10-K for the fiscal year ended December 31, 2009 and amendments to Form 10-Q for the fiscal period March 31, 2010, and Form 10-Q for the fiscal period ended June 30, 2010 applying all comments relating to the Form 10, as applicable.  Pursuant to discussions between the Company and the Staff, the Company will file the foregoing amendments promptly upon the resolution of all outstanding Staff comments set forth in this 3rd Comment Letter and the Staff’s completion of its review.

Amendment No. 2 to Registration Statement On Form 10

Item 2. Financial Information, page 6

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7.

Liquidity and Capital Resources, page 8.

COMMENT 2.
We note the changes made in response to comment 11 in our letter dated July 1, 2010. Please provide a discussion and analysis of your cash flows from operating, investing and financing activities for all the periods covered by the financial statements required to be included in the Registration Statement including the cash flow activities for the years ended December 31, 2009 and December 31, 2008.

Response:	We have updated the “Liquidity and Capital Resources” section of the Form 10 and revised it to include comparative cash flow information for the years ended December 31, 2009 and December 31, 2008

COMMENT 3.
Please tell us how you compute Gotham net losses of $124,954 for 2009 and $152,549 for the six months ended June 30, 2010.  Please provide reconciliations of these amounts to your losses from continuing operations to help our understanding. In addition, explain why Gotham net loss as presented is not a non-GAPP measure as defined art Item 10(e)(2) of Regulation S-K.

Response:	Following is a schedule presenting a breakdown of the total loss from continuing operations between Gotham and iGambit for both periods. Per the table included below that amounts reconcile.

New York Cleveland Toledo Akron Columbus Cincinnati Washiigton, D.C. Tallahassee Orlando Fort Myers Naples Fort Lauderdale

U.S. Securities and Exchange Commission
H. Christopher Owings
December 3, 2010

IGAMBIT INC.
CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

	GOTHAM	IGAMBIT	TOTAL

Sales	$166,661	$6,350	$173,011

Cost of sales	47,458	-	47,458

Gross profit	119,203	6,350	125,553

Operating expenses
General and administrative expenses	243,994	617,518	861,512

Loss from operations	(124,791)	(611,168)	(735,959)

Other income
Interest income	-	3,908	3,908

Loss from continuing operations before income tax benefit	(124,791)	(607,260)	(732,051)

Income tax (expense) benefit	(163)	238,497	238,334

Loss from continuing operations	$(124,954)	$(368,763)	$(493,717)

U.S. Securities and Exchange Commission
H. Christopher Owings
December 3, 2010

IGAMBIT INC.
CONSOLIDATED STATEMENT OF INCOME
SIX MONTHS ENDED JUNE 30, 2010

	GOTHAM	IGAMBIT	TOTAL

Sales	$411,249	$2,410	$413,659

Cost of sales	144,325	0	144,325

Gross profit	266,924	2,410	269,334

Operating expenses
General and administrative expenses	418,388	440,352	858,740

Loss from operations	(151,464)	(437,942)	(589,406)

Other income
Interest income	0	918	918

Loss from continuing operations before income tax benefit	(151,464)	(437,024)	(588,488)

Income tax expense (benefit)	1,085	(230,150)	(229,065)

Loss from continuing operations	$(152,549)	$(206,874)	$(359,423)

Item 10.  Recent Sales of Unregistered Securities, page 12.

COMMENT 4.
We note your revised disclosure in response to comment 16 in our letter dated July 1, 2010. Please further revise your disclosure to state the aggregate offering price of all common stock, options and warrants that were sold for cash, the nature and aggregate amount of consideration received for common stock, options and warrants that were sold otherwise than for cash, and the value of any common stock issued upon exercise of warrants or options.  Refer top Item 701(c) of Regulation S-K.  In addition, please revise this section to state briefly the facts relied upon to make the exemptions available. Refer to Item 701(d) of Regulation S-K

Response:
We have amended our filing to (i) state the aggregate offering price of all common stock, options and warrants that were sold for cash, (ii) the nature and aggregate amount of consideration received for common stock, options and warrants that were sold otherwise than for cash, (iii) the value of any common stock issued upon exercise of warrants or options, and (iv) to state briefly the facts relied upon to make the exemptions available.

U.S. Securities and Exchange Commission
H. Christopher Owings
December 3, 2010

Item 15. Financial Statements and Exhibits, page 13.

COMMENT 5.
It appears that the financial statements included in your Registration Statement do not comply with the requirements in Rule 8-02 of Regulation S-X.  Please amend to include the appropriate annual financial statements.

Response:	We have amended our filing to include copies of our December 31, 2009 and 2008 audited financial statements.

COMMENT 6.
We reviewed your response to comment 17 in our letter, dated July 1, 2010. As previously requested, please provide us with the significance tests performed which support the Jekyll Island Ventures, Inc. financial statement periods that are required to be presented. Refer to Rule 8-04 of Regulation S-X.

Response:
We have amended our filing to include the Jekyll Island Ventures, Inc. audited financial statements for the year ended December 31, 2008, and unaudited reviewed financial statements for the  period ended September 30, 2009, as  required by Rule 8-04 and 8-05 of Regulation S-X.  Set forth below are the calculations regarding two of the three significance tests. With respect to the third significant test, the pre-tax income of Jekyll for the year ended December 31, 2008, was $22,160, whereas the pre-tax loss of iGambit for the year ended December 31, 2008, was ($194,035).  As a measure of materiality that income represents 11.4% of our operating loss and is immaterial.

Test 1 - Investment test:

Investment (Goodwill) in Jekyll	111,026	=	7.66%
iGambit assets 12/31/08	1,450,176

Test 2 - Asset test:

Jekyll assets 12/31/08	81,213	=	5.60%
iGambit assets 12/31/08	1,450,176

Report of Independent  Registered Public Accountant, page F-1.

COMMENT 7.
Please include a manual or printed signature of the auditor's firm in the audit report presented in this Registration Statement and Amendment No. 1 to Form I 10-K filed September 13, 2010. Refer to Rule 2-02(a) of Regulation S-X.

Response:	We have amended our filing to include a manual or printed signature of the auditor’s firm in the audit reports.

Consolidated Statements of Income, page F-3

COMMENT 8.
Please revise your filing to disclose the appropriate amount of unrecognized compensation cost related to each period presented. In this regard, the amount of unrecognized compensation cost appears unchanged between Amendment No.1 and Amendment No.2 to Form 10.

Response:	We have amended the financial statements to reflect the appropriate amortization of the unrecognized compensation.

Exhibits

COMMENT 9.
We note your response to comment 32 in our letter dated July 1, 2010. Please include in your filing, for example as footnotes to Exhibits 2.1 and 2.2 in the exhibit index, your agreement to furnish us with any omitted schedule or exhibit upon request. Refer to Item 601 (b)(2) of Regulation S-K.

Response:	We have amended our filing to include as footnotes to Exhibits 2.1 and 2.2 our agreement to furnish the SEC with any omitted schedule or exhibit upon request.

U.S. Securities and Exchange Commission
H. Christopher Owings
December 3, 2010

Amendment No. 1 to Form l0-K for Fiscal Year Ended December 31. 2009

Financial Statement. page F-I

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009 and 2008, page F-5

COMMENT 10.
We reviewed your response to comment 10 in our letter dated July 1, 2010. Please explain why net cash provided by discontinued investing activities totaling $938,481 for the year ended December 31, 2009 and 434,811 for the year ended December 31, 2008 presented in the statements of cash flows do not agree to your disclosure in the first paragraph on page 8 stating that cash payments received from DDC totaled $1,383,514 in the year ended December 31, 2009 and $726,596 in the twelve months ended December 31, 2008. In light of these amounts disclosed in the first paragraph on page 8 and the comment below, please re-evaluate the amounts presented as net cash provided by discontinued operating, investing and financing activities. Please also re-evaluate the amounts presented as net cash (used) provided by discontinued operating, investing and financing activities in the six months ended June 30, 2010 and June 30, 2009.

Response:
Our discussion of net cash provided by discontinued investing activities has been revised to agree with those amounts presented in the statements of cash flows for the years ended December 31, 2009 and 2008. Pursuant to discussions between the Company and the Staff, the Company will file the foregoing amendments promptly upon the resolution of all outstanding Staff comments set forth in this 3rd Comment Letter and the Staff’s completion of its review.

COMMENT 11.
Please explain why your classification of the $141,538 repayment of prepaid contingencies and the $350,000 payment for unpaid compensation as financing activities rather than non-cash or operating activities complies with the guidance in ASC 230. To the extent you change your presentation of the repayment of prepaid contingencies, please make similar changes to your presentation in the statement of cash flows for the six months ended June 30, 2009.

Response:
The statements of cash flows for the years ended December 31, 2009 and 2008 and for the six months ended June 30, 2010 and 2009 have been revised to reflect a reclassification of the payment for unpaid compensation and repayment of prepaid contingencies from financing activities to operating activities.

Note 1 - Organization and Basis of Presentation, page F·6

Business  Acquisition. page F·6

COMMENT 12.	We reviewed your response to comment 22 in our letter dated July 1, 2010 and have the following additional concerns:

•
According to your disclosure, in connection with the business combination you issued shares and options with a total fair value of $185,000. However, you recorded total net assets of $258,974 consisting of goodwill, cash, accounts receivable and fixed assets. Please explain how this inconsistency complies with ASC 805.;

•
In addition, please explain how you identified and recognized the assets acquired in the business combination including your consideration of recognizing intangible assets such as favorable or unfavorable sales contract terms. Refer to ASC 805-20.; and

•	Tell us how the assets identified and recognized differ from the book value of Jekyll's assets prior to the acquisition.

•
Finally, referring to the valuation of the common shares and options, issued, please explain your consideration of events subsequent to October 24, 2005 when valuing the common shares and options issued in the business combination. Please also reconcile your statement in the response that you only had net income from discontinued operations contingency payments as of October 25, 2005 to the disclosure in Note 2 that Digi-Data was sold on February 28, 2006.

Response:
The financial statements for the year ended December 31, 2009, three months ended March 31, 2010, and six months ended June 30, 2010 have been revised to record net assets consisting of goodwill, cash, accounts receivable and fixed assets totaling $185,000.  Accordingly, goodwill was reduced from $185,000 to $111,026.

Management determined the value of its common stock based on the discounted cash flows from it contingency payment agreement with Digi-Data. After taking into account the discounted cash flows and dividing them by the share of common stock outstanding it was determined that the fair value of $.10 appeared reasonable based on management estimated.

U.S. Securities and Exchange Commission
H. Christopher Owings
December 3, 2010

COMMENT 13.
We reviewed your response to comment 26 in our letter dated July 1, 20 10. Please tell us what portion of the fiscal 2009 $65,000 bad debt charge relates to the receivable balance purchased from Digi-Data.  If not already explained in response to the comment directly above, please also explain your consideration of the uncertainty of future cash flows when determining the fair value of the Digi-Data receivable balance recorded in the business combination. Refer to ASC 805-20.

Response:
At September 30, 2009 management performed a financial due diligence review of the assets purchased and determined that the accounts receivables were in good standing for which we paid dollar for dollar. In the fourth quarter of 2009 one of the customers experienced some financial problems and a reserve of $65,000 was recorded at December 31, 2009

Note 5 - Stock Based Compensation, page F·10.

COMMENT 14.
We reviewed your response to comment 27 in our letter dated July 1, 2010. With respect to the valuation of your common shares underlying your option and warrant issuances, please explain your consideration of events subsequent to October 24, 2005 for use in the valuation models. For example, explain your consideration of the expiration of a significant portion of the five year contingency payment term with Digi-Data and the issuance of any securities. Please also reconcile your statement in the response that you only had net income from discontinued operations contingency payments as of October 25, 2005 to the disclosure in Note 2 that Digi-Data was sold on February 28, 2006.

Response:    Management determined the value of its common stock based on the discounted cash flows from it contingency payment agreement with Digi-Data. After taking into account the discounted cash flows and dividing them by the share of common stock outstanding it was determined that the fair value of $.10 appeared reasonable based on management estimated.

Note 7. Income Taxes, page F -11

COMMENT 15.	We reviewed your response to comment 30 in our letter dated July 1, 2010. Please explain why an effective tax rate of 47% is appropriate for discontinued operations.

Response:
After further comparison of the December 31, 2009 income tax provision to the 2009 corporation tax returns that were filed we discovered that a tax deduction for payment of unpaid compensation of $250,000 recorded as a reduction of a liability in the financial statements was not reported on the tax return.  The financial statements for the year ended December 31, 2009 have been revised to record a $107,559 reduction in the total tax provision resulting in an effective tax rate of 39.5% for discontinued operations.  Accordingly, the Company’s 2009 tax returns have been amended.  The financial statements for the three months ended March 31, 2010 and for the six months ended June 30, 2010 have also been revised to present prepaid income taxes resulting from the December 31, 2009 over-accrual.

COMMENT 16.
We reviewed your response to comment 31 in our letter dated July 1, 2010. Please disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to FASB ASC 740-10-50-12. Your current disclosure states only the federal and state statutory rates and provides no reconciliation to the reported amount of income tax expense attributable to continuing operations.

Response:
Note 7 to the December 31, 2009, March 31, 2010, and June 30, 2010 financial statements has been revised to include a reconciliation using percentages of the reported amount of income tax expense attributable to continuing operations to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.

Form 10-Q for Fiscal Period Ended June 30, 2010

COMMENT 17.
We note your statement that there were "no changes in our internal controls over financial reporting during the first fiscal quarter of 2010 .... " Please supplementally confirm that this statement is intended to refer to the second fiscal quarter of 2010.

Response:	We have amended our statement in the filling to “no changes in our internal controls over financial reporting during the second fiscal quarter of 2010.”

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

    /s/  Clint J. Gage
    Clint J. Gage

IGAMBIT, INC.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

December 3, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:                      H. Christopher Owings, Assistant Director

Re:	iGambit, Inc. (File No. 000-53862) (the “Company”)

Dear Mr. Owings:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IGAMBIT, INC.

By:             /s/ John Salerno
John Salerno
Chief Executive Officer